# FORM 51-102F3
# MATERIAL CHANGE REPORT

**Item 1        Name and Address of Company**

ATS Corporation (the "**Company**" or "**ATS**")
730 Fountain Street North
Cambridge, Ontario N3H 4R7

**Item 2        Date of Material Change**

December 16, 2025

**Item 3        News Release**

A news release relating to the material change described below was disseminated on December 16, 2025 through Business Wire. The news release was subsequently filed on the System for Electronic Data Analysis and Retrieval+ at www.sedarplus.com and on EDGAR at www.sec.gov.

**Item 4        Summary of Material Change**

On December 16, 2025, the Company announced the appointment of Doug Wright as the Chief Executive Officer (the "**CEO**") and a member of the Board of Directors of the Company, commencing on or before January 14, 2026.

**Item 5        Full Description of Material Change**

On December 16, 2025, the Company announced that Doug Wright had been appointed CEO and a member of its Board of Directors, commencing on or before January 14, 2026.

Mr. Wright most recently served as CEO of Indicor, a diversified industrial solutions company known for its market-leading businesses that deliver specialized, mission-critical solutions to niche markets. Prior to this, he was the President and CEO, Building Technologies, at Honeywell International. He was also President and CEO of Source Photonics and has held numerous leadership roles with United Technologies Corporation (now Raytheon Technologies) and Ingersoll Rand.

Ryan McLeod will continue to serve as interim CEO until Mr. Wright joins the Company. At that point, Mr. McLeod will return to his position as Chief Financial Officer.

**Item 6        Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

**Item 7        Omitted Information**

Not applicable.

**Item 8      Executive Officer**

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Gordon Raman
Chief Legal Officer
(519) 653-6500

**Item 9 Date of Report**

December 17, 2025